

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-mail
Edward P. Smolyansky
Chief Financial Officer
Lifeway Foods Inc.
6431 West Oakton Street
Morton Grove, Illinois 60053

     Re: **Lifeway Foods, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed April 2, 2014
             Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
             Filed October 3, 2014
             Response Letter Dated December 9, 2014
             File No. 000-17363

Dear Mr. Smolyansky:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

1.   We have reviewed the supplemental information you provided in response to comment 2 in our letter dated November 7, 2014. Please confirm to us that your Management's Discussion and Analysis will separately quantify the dollar impact of each material causal factor of change in your results of operations in future periodic filings in a manner similar

to this response, adjusted as necessary for the facts and circumstances of each filing period.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 24

General

2.   We note from your response to comment 3 in our letter dated November 7, 2014 that you have identified the sale of fermented dairy products as your single reportable segment. You also state that these products are "produced using the same process and materials, sold to consumer retail food sellers through direct delivery and distributors in the United States." Based on this description, it is unclear whether you have identified a single operating segment or whether you have identified more than one operating segment for which aggregation was deemed appropriate in accordance with FASB ASC 280-10-50-11. If you have aggregated operating segments, please revise your proposed disclosure to also indicate that you have aggregated operating segments, as required by FASB ASC 280-10-50-21.

3.   We note from your response to comment 4 in our letter dated November 7, 2014 that you sell one type of product, "fermented dairy" in two different forms, kefir and cheese. You also state that your cheese sales were an immaterial portion of the Company's sales, as were sales in foreign markets. As explained in FASB ASC 280-10-50-38 and -40, information about products and geographic areas is required if not otherwise disclosed with your reportable operating segment information. We note that your MD&A discussion of gross sales distinguishes between your "flagship line, Kefir, as well as ProBugs Organic Kefir for kids and BioKefir" on page 15 of your 2013 amended Form 10-K and, as previously noted, you identify other groups of similar products on the Products page on your website and on page 4 of your 2013 amended Form 10-K. We further note the CEO's comment in the Q4 2013 earnings call stating that "Frozen yogurt continues to be a strong growth segment." Given the foregoing, it appears disclosure of revenues by groups of similar products would be required and consistent with the guidance of FASB ASC 280-10-50-40. Unless you have additional information to consider that you believe would support an alternate view, please submit the proposed revisions. If you prefer to limit compliance to future filings rather than amend your prior report, please state your rationale.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director